UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-70598

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024

MM/DD/YY                     MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EuroScope Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9036 JACKSON LN

(No. and Street)

| Great Falls | VA | 22066 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Robert-Joseph Davis | 717-877-3197 | roberto@euroscopecapital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group

(Name – if individual, state last, first, and middle name)

| P.O. Box 114 | Landenberg | PA | 19350 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 02/23/2010 | 5020 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Robert Joseph Davis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EuroScope Capital, LLC _____, as of Feb 14 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Shamaka Harrison, Notary Public
Philadelphia County
My Commission Expires Jan. 04, 2027
Commission Number 1431857

Notary Public

Signature:

Title:
Managing Partner

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

# Table of Contents
## Euroscope Capital, LLC
## January 1, 2024- December 31, 2024

1. Report of Independent Registered Public Accounting Firm

2. Financial Statements

   a. Balance Sheet

   b. Profit and Loss Report

3. Equity Report

4. Statement of Cash Flow

5. Notes to Financial Statements

6. Net Capital Computation and Report

7. Exemption Report

8. Report of Independent Registered Public Accounting Firm Certifying Exemption Report



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Opinion on the Financial Statements**

**Basis for Opinion**

**Supplemental Information**

*RW Group, LLC*

# EuroScope Capital, LLC

BALANCE SHEET
January 1, 2024 - December 31, 2024

**Assets**

| | |
|---|---|
| Current Assets | |
| Amex checking | $36,983 |
| Total Current Assets | $36,983 |
| | |
| Other Current Assets | |
| FINRA Fles-Funding (CRD) | $110 |
| Prepaid Expenses | $6,375 |
| Total Other Current Assets | $6,485 |
| | |
| Total Current Assets | $43,468 |
| | |
| Other Assets | |
| Other Long-term Assets | $106 |
| | |
| Total Assets | $43,574 |

**Liabilities**

| | |
|---|---|
| Current Liabilities | $246 |
| Total Current Liabilities | $246 |
| | |
| Total Liabilities | $246 |

**Equity**

| | |
|---|---|
| Equity | $110,424 |
| Retained Earnings | -$38,612 |
| Net Income | -$28,484 |
| Total Equity | $43,328 |
| | |
| Total Liabilities and Equity | $43,574 |

# EuroScope Capital, LLC

PROFIT AND LOSS
January 1, 2024 - December 31, 2024

**Income**

| | |
|---|---|
| Income (Interest) | $676 |
| Total Income | $676 |

**Gross Profit** $676

| | |
|---|---|
| Expenses | |
| Contractors | $1,035 |
| Depreciation | $115 |
| Legal and Professional Services | $12,814 |
| Marketing | $10,365 |
| Office Supplies & Software | $2,681 |
| Taxes & Licenses | $2,150 |
| Total Expenses | $29,160 |
| Net Operating Income | -$28,484 |

**Net Income** -$28,484

# EuroScope Capital, LLC

STATEMENT OF CHANGES IN MEMBERS EQUITY
For The Year Ended December 31, 2024

| MEMBERS EQUITY | TOTAL |
|---|---|
| Balance at January 1, 2024 | 71,813 |
| Net Income/(Loss) | -28,484 |
| Deductions | 0 |
| Balance at December 31, 2024 | 43,329 |

See Accompanying Notes to Financial Statements

# EuroScope Capital, LLC

STATEMENT OF CASH FLOWS
January 1, 2024 - December 31, 2024

|  | Total |
|---|---|
| **Cash Flow from Operations** |  |
| Net Income | -$28,484 |
| Additions to Cash |  |
| Increase in Depreciation | $115 |
| Increase in Deferred Revenue | $6,240 |
|  |  |
| Subtractions form Cash |  |
| Increase in FINRA Flex-Funnding (CRD) | -$160 |
| Increase in Accounts Payable | -$15 |
| **Cash Flow from Operations** | -$22,304 |
|  |  |
| **Cash Flow from Investing** |  |
|  | $0 |
|  |  |
|  |  |
| **Cash Flow from Financing** |  |
|  | $0 |
|  |  |
| **Cash Flow for FY Ended December 31, 2024** | -$22,304 |
| **Cash at beginning of Period** | $59,287 |
| **Cash at End of Period** | $36,983 |

*Notes to Financial Statements*

1. **Organization and Nature of Business**

EuroScope Capital, LLC ("Company") was formed on July 11, 2007 as a limited liability company under the laws of Virginia. The Company was approved as a Capital Acquisitions Broker ("CAB") with the Financial Industry Regulatory Authority ("FINRA") on December 8, 2020. The Company is wholly owned by Mr. Robert Joseph Davis.

As a Capital Acquisitions Broker, a specialized subset of broker dealer, the Company is registered with the Securities and Exchange commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides transaction-specific capital-raising and merger and acquisition advisory services.

EuroScope Capital, LLC will maintain the net capital requirements in accordance with FINRA's requirements perpetually as long as the Company maintains its status as a member of FINRA.

2. **Summary of Significant Accounting Policies**

**Basis of Presentation**

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding years.

**Basis of Accounting**

These financial statements are prepared on the accrual basis of accounting, whereby revenue is recognized when earned and expenses are recognized when incurred.

**Recently Adopted Accounting Standards**

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a broker dealer to disclose significant segment expenses and other segment items on an annual basis. Broker dealers with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is effective for our 2024 annual

reporting. We adopted ASU 2023-07 in the year ended December 31, 2024 and the adoption did not have a material impact on our financial statements.

**Estimates**

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions. Significant estimates include the allowance for doubtful accounts.

**Revenue Recognition**

Placement fees from capital-raising and merger and acquisition services are recognized when the Company has a deemed nonforfeitable right to commission earnings based on the provisions of each separate contract.

**Cash and Cash Equivalents**

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

**Income Taxes**

As a multi-member limited liability company, its income and expenses are included in the tax returns of all members. In addition, EuroScope Capital, LLC, LLC is a limited liability company and has elected to be taxed as a partnership.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed on the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

3.  **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. On December 31, 2024, the Company had net capital of $30,473 which was $25,473 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital ratio was 21.7%.

4. **Other Regulatory Requirements**

The Company does not hold any funds or securities for the accounts of customers. The Company is not subject to 17 C.F.R. 240.15c3-3 due to the limited nature of its business.

5. **Concentration of Credit Risk**

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents.

The Company maintains its cash and cash equivalents, which at times may exceed the federally insured limit, in bank deposit accounts with high quality financial institutions. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

6. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and mergers and acquisitions advisory services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment revenue, significant expenses, and other required segment disclosures for the year ended December 31,2024 are the same as those presented in the Statements of Financial Condition, Income, and Cash Flows.

7. **Commitments and Contingencies**

The Company is not aware of any commitments or contingences requiring disclosures as of the issuance date of this report.

8. **Subsequent Events**

   In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through Feb 12th, 2025 the date the financial statements were available to be issued.

9. **Related Parties**

   No commissions were paid to the members of EuroScope Capital, LLC, LLC during the fiscal year of 2024.

Euroscope Capital, LLC
AS OF DECEMBER 31, 2024

SCHEDULE I

## COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total Members Equity | $43,328.00 |
| Deductions and/or Charges<br>Non-Allowable Assets. | $12,855 |
| Net Capital | **$30,473** |

SCHEDULE 11

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | |
|---|---|
| Minimum Net Capital Required | **$441.00** |
| Minimum Dollar Net Capital Requirement | **$5,000.00** |
| Net Capital Requirement | **$5,000.00** |
| Excess Net Capital | **$25,473.00** |
| Excess Net Capital at 10% of A.I. or | **$24,473.00** |
| 120% of Minimum Dollar Net Capital Requirement | **$6,000** |
| Percentage of Aggregate Indebtedness to Net Capital | **21.70%** |
| Percentage of Debt to Debt-Equity Computed<br>In Accordance with Rule 15c3-1(d) | |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total Aggregate Indebtedness Liabilities | **$246.00** |
| Percentage of Aggregate Indebtedness to Net Capital | **21.7%** |

SCHEDULE II

## RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital between this report and the corresponding computation prepared by the Company for inclusion in its unaudited Part II Focus Report as of December 31, 2024.

**EuroScope Capital, LLC Exemption Report**
**January 1, 2024 – December 31, 2024**

EuroScope Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 of the Securities Exchange Act of 1934 (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1). The Company does not claim an exemption under paragraph (k) of the 17 C.F.R. §240 15c3-3, and

(2). The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 17a-5 because the Company limits its business activities exclusively to (1) effecting private placement securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) receiving compensation for advising issuers on potential private offerings, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2022, without exemption.

EuroScope Capital, LLC
I, Robert-Joseph Davis swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

/s/

EuroScope Capital, LLC

By: Robert Joseph Davis

President/CEO, 12 February 2025



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member
of Euroscope Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Euroscope Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively (1) to effecting private placement securities transactions via subscriptions on a subscription wat basis where the funds are payable to the issuer or its agent and not to the Company; and (2) receiving compensation for advising issuers on potential offerings. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024 without exception.

Euroscope Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Euroscope Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

*RW Group, LLC*

Landenberg, Pennsylvania
February 12, 2025

P.O. Box 114 ● Landenberg ● Pennsylvania ● 19350-0114
Phone: 610-713-8208 ● www.rwgroupllc.com